Convocation of Extraordinary General Meeting of Shareholders

On May 25, 2010, the board of directors of KB Financial Group Inc. resolved to convene an extraordinary general meeting of shareholders as follows:

•	Date and Time: Tuesday, July 13, 2010, 10:00 am. local time

•	Venue: 4th Floor Auditorium, Kookmin Bank, 36-3, Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea

•	Agenda: Appointment of director(s)

*	Shareholders may exercise their voting rights without attending the meeting in person by submitting voting cards by mail.

**	Details regarding the candidates for director(s) will be disclosed after the list of such candidates is finalized.

Record Date for the Extraordinary General Meeting of Shareholders

On May 25, 2010, KB Financial Group Inc. (“KB Financial Group”) disclosed in its filing with the Korea Exchange that the record date for the upcoming extraordinary general meeting of shareholders (the “EGM”) is June 11, 2010. KB Financial Group will close its shareholder registry book from June 12, 2010 to June 21, 2010 to determine the shareholders who will be eligible to exercise voting rights at the EGM.